U.S. SECURITIES AND EXCHANGE COMMISSION

                     WASHINGTON, D.C.  20549


                           FORM 12b-25


     NOTIFICATION OF LATE FILING       SEC File Number:
                                                       ----------

                                          CUSIP Number:
                                                       ----------


[X] Form 10-K and Form 10-KSB   [ ] Form 20-F   [ ] Form 11-K
[ ] Form 10-Q and Form 10-QSB   [ ] Form N-SAR


          For Period Ended:   December 31, 1997

          [X]  Transition Report on Form 10-K
          [ ]  Transition Report on Form 20-F
          [ ]  Transition Report on Form 11-K
          [ ]  Transition Report on Form 10-Q
          [ ]  Transition Report on Form N-SAR

          For the Transition Period Ended:  Not Applicable

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Nothing in this form shall be construed to imply that the
Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identified Item(s) to which the notification relates:  Not
Applicable
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
PART I--REGISTRANT INFORMATION
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Full name of Registrant:

     Healthcare Investors of America, Inc.

Former Name if Applicable:

     Harbor American Healthcare Trust, Inc.

Address of Principal Executive Office (Street and Number):

     2990 N. Swan Road, Suite 228

City, State and Zip Code:

     Tucson, Arizona  85712
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PART II--RULES 12b-25(b) and (c)
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25, the following should be completed. (Check box if appropriate.)

 X   (a)  The reasons described in reasonable detail in Part III
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of this form could not be eliminated without unreasonable effort or expense;

 X   (b)  The subject annual report, semi-annual report,
---
transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

 X   (c)  The accountant's statement or other exhibit required by
---
Rule 12b-25(c) has been attached if applicable.
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
PART III--NARRATIVE
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State below in reasonable detail the reasons why Form 10-K and
Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

See EXHIBIT A attached hereto and incorporated herein by reference.
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PART IV--OTHER INFORMATION
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(1)  Name and telephone number of person to contact in regard to this notification:

     F. Dale Markham	       520             537-7347
     ---------------           ---             --------
         (Name)            (Area Code)    (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

     [X] Yes   [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

     [ ] Yes   [X] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


              Healthcare Investors of America, Inc.
              -------------------------------------
          (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:  March 31, 1998         By: /s/ F. Dale Markham
                                 -------------------------------
                                   F. Dale Markham, President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registration shall be filed with the form.
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                            ATTENTION
     Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).
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
                            EXHIBIT A

     With the change in independent auditors and the unavailability of certain information necessary to complete the financial statements of the Registrant, LaVoie, Clark, Charvoz & May as indicated in the attached letter is unable to complete their audit of the financial statements of the Registrant for the year ended December 31, 1997 in time for the Form 10-KSB filing date with the Securities and Exchange Commission (the "Commission").
The Registrant intends to file with the Commission by April 15, 1998, the Form 10-KSB of the Registrant for the year ended
December 31, 1997.

                 LAVOIE, CLARK, CHARVOZ & MAY, P.C.
                    CERTIFIED PUBLIC ACCOUNTANTS
                 3320 N. CAMPBELL AVENUE, SUITE 200
                       TUCSON, ARIZONA  85719
                           (520) 322-0966
                     FACSIMILE:  (520) 881-7392


March 31, 1998


Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC  20549

Dear Gentlemen:

We were the auditors of record for Healthcare Investors of America, Inc. fka Harbor American Health Care Trust, Inc. for their years ended December 31, 1994 and 1995. Due to the November 1, 1996 change in advisory group from Harbor American Capital Group to Lenox Healthcare Capital Services, Arthur Anderson was engaged as the auditor of record as of December 18, 1996, for the year ended December 31, 1996.

Due to the recent rescission of the advisory agreement with Lenox, we have again been requested to serve as the auditors of record as of March 31, 1998 (commencing with the year ended December 31, 1997). We have not completed the required due diligence to accept such appointment and have not yet received certain essential data necessary to conduct our audit once the appointment is accepted. Accordingly, a timely filing of the Form 10-KSB is not possible. We can assure you however, that we will make every effort to expeditiously complete the engagement once it is commenced.

Sincerely,

/s/ LaVOIE, CLARK, CHARVOZ & MAY